UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Blue Bird Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

095306106
(CUSIP Number)

Eric L. Schondorf
American Securities LLC
299 Park Avenue, 34th Floor
New York, NY 10171
(212) 476-8000

Copy to:
Michael E. Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095306106	13D	Page 2

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ASP BB HOLDINGS LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
BK; WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
44.38% (See Item 5)

14	TYPE OF REPORTING PERSON:
OO

CUSIP No. 095306106	13D	Page 3

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ASP BB INVESTCO LP (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
44.38% (See Item 5)

14	TYPE OF REPORTING PERSON:
PN

CUSIP No. 095306106	13D	Page 4

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS VII, L.P. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
44.38% (See Item 5)

14	TYPE OF REPORTING PERSON:
PN

CUSIP No. 095306106	13D	Page 5

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS VII(B), L.P. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
44.38% (See Item 5)

14	TYPE OF REPORTING PERSON:
PN

CUSIP No. 095306106	13D	Page 6

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS VII(C), L.P. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
44.38% (See Item 5)

14	TYPE OF REPORTING PERSON:
PN

CUSIP No. 095306106	13D	Page 7

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES ASSOCIATES VII, LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
44.38% (See Item 5)

14	TYPE OF REPORTING PERSON:
OO

CUSIP No. 095306106	13D	Page 8

1	NAME OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
12,000,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
12,000,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12,000,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
44.38% (See Item 5)

14	TYPE OF REPORTING PERSON:
IA

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D/A filed on September 19, 2016 (“Amendment No. 2”), which amended the Schedule 13D/A filed on June 20, 2016 ( “Amendment No.1”), which amended the Schedule 13D filed on June 10, 2016 (the “Original Schedule 13D” and, together with Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”).  This Amendment No. 3 relates to the common stock, par value $0.0001 per share (“Common Stock”), of Blue Bird Corporation, a Delaware corporation (the “Company”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented to include the following:

On September 14, 2018, the Company announced a tender offer to purchase up to $50 million in aggregate value of shares of its (i) Common Stock at a price of $28.00 per share and (ii) 7.625% Series A Convertible Cumulative Preferred Stock at a price of $241.69 per share (the “Tender Offer”). The Reporting Persons intend to tender 100% of the shares of Common Stock beneficially owned by the Reporting Persons in the Tender Offer, subject to the terms of the Tender Offer established by the Company. The Reporting Persons reserve the right, however, to change its intentions with respect to tendering its shares of Common Stock, including if the Company modifies the terms of the Tender Offer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented by amending and restating the second sentence of the first paragraph as follows:

As of September 14, 2018, ASP BB Holdings LLC was the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 12,000,000 shares of Common Stock, representing 44.38% of the issued and outstanding shares of Common Stock based on 27,035,887 shares of Common Stock issued and outstanding as of September 12, 2018, as reported in Blue Bird’s Schedule TO-I filed with the SEC on September 14, 2018.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

99.1*
Joint Filing Agreement, dated June 10, 2016, by and among ASP BB Holdings LLC, ASP BB Investco LP, American Securities Partners VII, L.P., American Securities Partners VII(B), L.P., American Securities Partners VII(C), L.P., American Securities Associates VII, LLC and American Securities LLC (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed with the Securities and Exchange Commission on June 10, 2016 by ASP BB Holdings LLC with respect to the common stock of Blue Bird Corporation).

*	Previously Filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

ASP BB HOLDINGS LLC

By:	/s/ Eric L. Schondorf
Name:	Eric L. Schondorf
Title:	Vice President and Secretary
Date:	September 19, 2018

ASP BB INVESTCO LP

By: ASP Manager Corp., its general partner

By:	/s/ Eric L. Schondorf
Name:	Eric L. Schondorf
Title:	Vice President and Secretary
Date:	September 19, 2018

AMERICAN SECURITIES PARTNERS VII, L.P.

By: American Securities Associates VII, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	September 19, 2018

AMERICAN SECURITIES PARTNERS VII(B), L.P.

By: American Securities Associates VII, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	September 19, 2018

AMERICAN SECURITIES PARTNERS VII(C), L.P.

By: American Securities Associates VII, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	September 19, 2018

AMERICAN SECURITIES ASSOCIATES VII, LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	September 19, 2018

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President and Chief Executive Officer
Date:	September 19, 2018